SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No.  )
______________________

CELADON GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.033 PER SHARE
(Title of Class
of Securities)

150838-10-0
(CUSIP Number)
______________________


Copies of Communications to:
Arnold S. Jacobs, Esq.
Proskauer Rose Goetz & Mendelsohn LLP
1585 Broadway
New York, New York 10036
(212) 969-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ X ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Stephen Russell

2.  Check the Appropriate Box if a Member of a Group*  (a) [   ]

                                                       (b) [ X ]

3.  SEC Use Only


4.  Source of Funds*

    PF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)             [   ]


6.  Citizenship or Place of Organization

    United States

Number         7.  Sole Voting Power
of
Shares             1,014,981 (includes 31,667 shares that
                   Mr. Russell has a right to acquire through the exercise of stock options)

Beneficially
Owned by Each  8.  Shared Voting Power
Reporting
Person With        0

               9.   Sole Dispositive Power

                    1,014,981 (includes 31,667 shares of stock that Mr. Russell has a right to acquire through the exercise of stock options)

               10.  Shared Dispositive Power

                    0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,014,981 (includes 31,667 shares that Mr. Russell has a right to acquire through the exercise of stock options)

12.  Check Box if the Aggregate Amount in Row (11)      [   ]
     Excludes Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

     13.3% (based on Common Stock outstanding at September 17,
     1996)

14.  Type of Reporting Person*

     IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

This report relates to the common stock, par value $.033 per share ("Common Stock"), of Celadon Group, Inc. (the "Company"), whose principal office is One Celadon Drive, Indianapolis, Indiana 46236-4207. The Common Stock was registered pursuant to the Act on January 21, 1994.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name:  Stephen Russell

     (b) Business Address:  One Celadon Drive
                            Indianapolis, Indiana 46236-4207

     (c) Present Principal Occupation: Chairman of the Board and Chief Executive Officer of the Company

     (d)  Convictions:  None

     (e)  Suits and Proceedings:  None

     (f)  Citizenship:  United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     1,153,630 shares of Common Stock were purchased by Mr.
Russell with personal funds prior to the effectiveness of the Form 8-A Registration Statement with respect to those shares.

     The funds used in the purchase from Leonard Bennett described in Item 4 were Mr. Russell's personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

     The initial 1,153,630 shares were purchased as a part of the initial capitalization of the Company. On January 28, 1994, Mr. Russell sold 51,716 shares of Common Stock pursuant to the over-allotment option exercised in connection with the initial public offering of the Common Stock. On January 24, 1996, Mr. Russell sold 164,000 shares of Common Stock pursuant to a public offering of Common Stock, and, on February 2, 1996, Mr. Russell sold an additional 24,600 shares pursuant to the over-allotment option exercised in connection with that public offering.

     On July 3, 1996, pursuant to a stock purchase agreement (the "Stock Purchase Agreement") dated that date among Leonard R. Bennett, Peter Bennett, Hanseatic Corporation ("Hanseatic") and Stephen Russell, individually and as an agent for certain individuals, Leonard Bennett sold, at a price of $9.00 per share, an aggregate of 75,000 shares of Common Stock, of which Mr. Russell purchased 45,000 shares individually and purchased 30,000 shares as an agent for certain individuals. Simultaneously with the purchase and sale, Leonard Bennett resigned from his positions as President, Chief Operating Officer and a director of the Company and resigned from all positions as a director or officer of any subsidiary of the Company other than Celsur Inc. and its subsidiaries. In addition, on July 3, 1996, Leonard Bennett purchased from Celadon Logistics, Inc., a subsidiary of the Company, in exchange for 100,000 shares of Common Stock and a promissory note in the principal amount of $2,400,645, all the shares of Celsur Inc. that Celadon Logistics, Inc. owned.

     As a result of a stockholders agreement between Mr. Russell and Hanseatic, as described below, Mr. Russell and Hanseatic might be deemed to be a group for purposes of Section 13(d) of the Act. Mr. Russell disclaims beneficial ownership of the 995,056 shares of Common Stock reported as beneficially owned by Hanseatic in filings with the Securities and Exchange Commission as well as the 16,168 shares of Common Stock reported as beneficially owned directly by Paul A. Biddelman, the treasurer of Hanseatic and a director of the Company, in filings with the Securities and Exchange Commission.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Russell beneficially owns 1,014,981 shares of Common Stock, including 31,667 shares that Mr. Russell has a right to acquire through the exercise of stock options, which represents 13.3% of the shares outstanding at September 17, 1996.

     (b) Excluding the effect of the stockholders agreement described in item 6, Mr. Russell has the sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition of, 1,014,981 shares of Common Stock, including 31,667 shares that Mr. Russell has a right to acquire through the exercise of stock options.

     (c) Mr. Russell has not effected any transactions with respect to the Common Stock during the past 60 days.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

     From October 8, 1992 until July 3, 1996, Mr. Russell and Leonard R. Bennett, who was, until July 3, 1996, President and Chief Operating Officer of the Company, were parties to a voting agreement (the "Voting Agreement") pursuant to which they agreed to vote their shares of Common Stock for the other's designee or, upon the death of Mr. Russell or Mr. Bennett, for the designee of the holder of a majority of the decedent's shares of Common Stock on the date of death, as director of the Company. Messrs. Russell and Bennett were the designees pursuant to such agreement. Simultaneously with the closing under the Stock Purchase Agreement, Stephen Russell and Leonard Bennett terminated the Voting Agreement.

     The Company, Hanseatic and Mr. Russell, are parties to a stockholders' agreement (the "Stockholders Agreement"), dated as of October 8, 1992. Until July 3, 1996, Leonard Bennett was also a party to the Stockholders Agreement. The agreement provides that Mr. Russell is required to, and, until July 3, 1996, provided that Mr. Bennett was required to, give Hanseatic notice of a proposed sale of any shares of Common Stock held by them. Hanseatic then had the right to include certain of its own shares of Common Stock for sale to such prospective purchaser or, alternatively, Hanseatic had the right to purchase all, but not less than all, of the shares proposed to be sold by Mr. Bennett or Mr. Russell, as the case may be, at the same price being offered by the prospective purchaser. The Stockholders Agreement also provided that as long as Hanseatic owned, or had the right to obtain at least 492,282 shares of Common Stock, the Company was required to use its best efforts to insure that one member of the Company's board of directors was a designee of Hanseatic. Such voting provisions of this agreement terminated upon the consummation of the Company's underwritten public offering on January 31, 1995. Prior to January 31, 1995, Mr. Biddelman had been designated by Hanseatic pursuant to such arrangements.

     In connection with the closing under the Stock Purchase Agreement, Hanseatic, the Company, Stephen Russell and Leonard Bennett amended the Stockholders Agreement to release Mr. Bennett from his obligations thereunder and to provide that, as long as Hanseatic or Mr. Russell each beneficially own at least five percent of the outstanding shares of Common Stock, the Company shall use its best efforts to insure that one member of the Company's board of directors is a designee of Hanseatic and that another member of the Company's board of directors is a designee of Mr. Russell. In addition, Mr. Russell and Hanseatic have agreed to vote all shares of Common Stock owned by them in favor of the election of such nominees or, upon the death of Mr. Russell, for the designee of the holder of a majority of Mr. Russell's shares of Common Stock on the date of his death.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Voting Agreement dated as of October 8, 19992 among the Company, Stephen Russell and Leonard R. Bennett

Exhibit 2 Stockholders' Agreement dated as of October 8, 1992 among the Company, Stephen Russell, Leonard Bennett and Hanseatic

Exhibit 3   Stock Purchase Agreement dated July 3, 1996 among
            Leonard Bennett, Peter Bennett, Stephen Russell and
            Hanseatic

Exhibit 4   Amendment to Stockholders Agreement dated July 3,
            1996 among the Company, Leonard Bennett, Stephen
            Russell and Hanseatic

Exhibit 5 Termination of Agreements dated July 3, 1996 among the Company, Leonard Bennett and Stephen Russell

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1996


                                   /s/ Stephen Russell

Exhibit 1

VOTING AGREEMENT
- ----------------

     Agreement, dated as of October 8, 1992, between Celadon Group, Inc., a Delaware corporation (the "Corporation"), Stephen Russell ("Russell"), residing at 875 Park Avenue, New York, New York 10021, and Leonard R. Bennett ("Bennett"), residing at 2 The High Road, Bronxville, New York 10708.

     WHEREAS, Russell and Bennett are the principal stockholders of the Corporation;

     WHEREAS, the Corporation, Russell, and Bennett are parties to two Agreements, each dated as of January 1, 1987
(collectively, the "1987 Agreements");

     WHEREAS, the Corporation and Hanseatic Corporation are parties to a Convertible Note Purchase Agreement, dated as of September 16, 1992, as amended (the "Purchase Agreement");

     WHEREAS, it is a condition to Closing (as defined in the Purchase Agreement) that the 1987 Agreements will be terminated;
and

     WHEREAS, in connection with the termination of the 1987
Agreements and the other transactions contemplated by the Purchase Agreement, the parties wish to enter into this Agreement;

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. The Corporation shall use its best efforts to take all such action as may be necessary so that its Board of Directors shall, from and after the date hereof and until the Expiration Date (as hereinafter defined), at all times include one member who shall be selected by Russell and one member who shall be selected by Bennett, each reasonably satisfactory to the Corporation (and any successor or successors to each such member who shall be selected by Russell and Bennett, respectively, and reasonably satisfactory to the Corporation), including, without limitation, the nomination and recommendation for election and re-election, as the case may be, of such designees (and any such successor or successors); and each of Russell and Bennett agrees that he will vote all shares of common stock, par value $.01 per share (the "Common Stock"), of the Corporation beneficially owned by him in favor of a Board of Directors that shall include such designees (and any such successor or successors), and take all such other action as may be necessary so that the Board of Directors of the Corporation shall be constituted as aforesaid;

provided, however, that in the event of the death of either Russell or Bennett, the foregoing commitment contained in thissentence shall extend to such person (reasonably satisfactory to the Corporation) as shall be selected by the holder or holders of a majority of shares of Common Stock held by Russell or Bennett, as the case may be, at the time of death, and any successor or successors to such member (reasonably satisfactory to the Corporation). For purposes hereof, the "Expiration Date" shall mean the date on which either Russell or Bennett, and their respective heirs, personal representatives, and assigns, shall beneficially own less than five percent of the outstanding shares of Common Stock.

     2. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof.

     3. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors and assigns of the Corporation and the assigns, heirs, and personal representatives of each of Russell and Bennett.

     4. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                              CELADON GROUP, INC.


                              By /s/ Stephen Russell
                              ----------------------
                              Name:  Stephen Russell
                              Title: Chairman and Chief
                                     Executive Officer

                              /s/ Stephen Russell
                              ----------------------
                              Stephen Russell

                              /s/ Leonard R. Bennett
                              ----------------------
                              Leonard R. Bennett

Exhibit 2

STOCKHOLDERS AGREEMENT

     AGREEMENT dated as of October 8, 1992 by and among CELADON GROUP, INC., a corporation duly organized and validly existing under the laws of the State of Delaware (hereinafter referred to as the "Corporation"); STEPHEN RUSSELL, whose mailing address is c/o the Corporation, 888 Seventh Avenue, New York, New York 10160 (hereinafter referred to as "Russell"); LEONARD R. BENNETT, whose mailing address is c/o the Corporation, 888 Seventh Avenue, New York, New York 10106 (hereinafter, together with Russell, referred to as the "Stockholders"); and HANSEATIC CORPORATION, a corporation duly organized and validly existing under the laws of the State of New York (hereinafter referred to as the "Purchaser").

WITNESSETH:
- -----------

     WHEREAS, the Stockholders are the principal stockholders of the Corporation, together owning in excess of a majority of the issued and outstanding shares of the common stock, $.01 par value
(hereinafter referred to as the "Common Stock"), of the Corporation; and

     WHEREAS, the Corporation and the Purchaser are parties to a Convertible Note Purchase Agreement dated as of September 16, 1992 (hereinafter referred to as the "Purchase Agreement"), providing, among other matters, for the issuance and delivery by the Corporation to the Purchaser of the Corporation's 9.25% Senior Subordinated Convertible Note dated this date (hereinafter referred to as the "Note") in the aggregate principal amount of $8,000,000, convertible into 2,436,796 shares of Common Stock, and its Warrants dated this date (hereinafter referred to as the "Warrants") exercisable with respect to 40,000 shares of Common Stock; and

     WHEREAS, it is a condition to the acquisition and acceptance by the Purchaser of the Note and the Warrants that the Corpora-tion and the Stockholders execute and deliver this Agreement to the Purchaser;

     NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained the parties hereto hereby agree as follows:

ARTICLE I

BOARD OF DIRECTORS
- -------------------

     The Corporation shall use its best efforts take all such action as may be necessary so that its Board of Directors shall, from and after the date hereof and until the Expiration Date (as hereinafter defined), at all times include one member who shall be selected by the Purchaser and reasonably satisfactory to the Corporation (and any successor or successors to such member who shall be selected by the Purchaser and reasonably satisfactory to the Corporation), including, without limitation the expansion of the size of the current Board of Directors to include such designee (and any such successor or successors) and the nomination and recommendation for election and re-election, as the case may be, of such designee (and any such successor or successors); and the Stockholders, and each of them, agree that they will vote all shares of Common Stock owned by them, respectively, in favor of a Board of Directors that shall include such designee (and any such successor or successors), and take all such other action as may be necessary so that the Board of Directors of the Corporation shall be constituted as aforesaid. From and after the date hereof and until the Expiration Date, the Purchaser agrees that it will vote all shares of Common Stock owned by it in favor of a Board of Directors that shall include the Stockholders, and each of them; provided, however, that, in the event of the death of either Stockholder, the foregoing commitment contained in this sentence shall extend to such person (reasonably satisfactory to the Purchaser) as shall be selected by the holder or holders of a majority of shares of Common Stock held by such Stockholder on the date hereof, and any successor or successors to such member (reasonably satisfactory to the Purchaser), unless the Purchaser shall be reasonably uncertain as to the identity of such holder or holders. For purposes hereof, the "Expiration Date" shall mean the date on which the Purchaser owns, or has rights to obtain (by conversion of the Note and/or exercise of the Warrants and/or otherwise), in the aggregate fewer than 1,624,531 shares of Common Stock (such number of shares subject to appropriate adjustment for stock splits, stock dividends and recapitalizations of the Corporation).

ARTICLE II

SALE OF COMMON STOCK
- ----------------------

     A. The Stockholders, and each of them, agree that no shares of Common Stock held thereby shall be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, whether voluntarily or by operation of law (including transfers by will or intestate succession), except as specifically provided under this Article II. Any purported disposition of shares of Common Stock in violation of this Agreement shall be void.

     B. For purposes of this Agreement: (i) the term "Sale" shall mean (x) any voluntary transfer of shares of Common Stock for value, or (y) any transaction subject to the provisions of the Prior Stockholders Agreements (as hereinafter defined), or any of them; (ii) the term "Exempt Transaction" shall mean any Stockholder Sale or any transfer without consideration (including, without limitation, a transfer by gift, by will or the laws of descent or distribution), or any transfer by operation of law (including, without limitation, a statutory merger, consolidation or recapitalization); (iii) the term "Exempt Sale" shall mean any open market sale, subsequent to the Initial Public Offering Date (as hereinafter defined), effectuated in accordance with the provisions of Rule 144 promulgated by the Securities and Exchange Commission, or any successor to such rule; (iv) the term "Initial Public Offering Date" shall mean the date of delivery of the first shares of Common Stock sold to the public for cash through underwriters by means of a registration statement under the Securities Act of 1933, as amended (other than a registration statement on Form S-8 or equivalent form); and (v) the term "Stockholder Sale" shall mean any Sale by one Stockholder to another Stockholder (unless subject to the provisions of the Prior Stockholders Agreements, or any of them).

     C. In the event of Exempt Transaction, the transferee shall be bound by the terms of this Agreement as if it were the Stockholder from which the shares in such transfer were acquired; and, if the transfer is made by operation of law pursuant to a statutory merger, consolidation, recapitalization or similar transaction, then all the provisions of this Agreement shall continue to apply to the shares issued in exchange for the shares subject to the provisions of this Agreement.

     D. Without limiting in any manner the rights of the Purchaser set forth under Paragraph F of this Article II, if one or both of the Stockholders desires, directly or indirectly, to effectuate a Sale of any shares of Common Stock (including, without limitation, in any transaction or transactions subject to the provisions of the Prior Stockholders Agreements, or any of them, but other than an Exempt Sale or a Stockholder Sale), such Stockholder or Stockholders shall deliver written notice (hereinafter referred to as the "Sale Notice") of such intention to the Purchaser not less than 60 days prior to the consummation of such transaction, which shall set forth with reasonable specificity:

          (i) the name, address and principal business activity of the prospective purchaser (which may be an Eligible
Stockholder (as hereinafter defined));

         (ii) the number of shares of Common Stock proposed to be sold;

         (iii) the manner in which the Sale is proposed to be made;

         (iv) the price at which or other consideration for which, and the material terms upon which, the Sale is proposed to be made; and

          (v) the date, time and place of such scheduled closing, if known.

The Stockholder or Stockholders delivering such Sale Notice shall also furnish to the Purchaser written evidence of any offer from any prospective purchaser together with the terms thereof, and with such additional information as the Purchaser may reasonably request.

     E. Upon receipt of a Sale Notice, the Purchaser, and any direct or indirect transferee (hereinafter referred to as an "Eligible Transferee") of shares of Common Stock issued by the Corporation to the Purchaser or of the Note or the Warrants, or any interest therein (other than a transferee who obtained such shares pursuant to a sale [within the meaning of Section 5 of the Securities Act of 1933, as amended] (x) effectuated in an open market transaction in accordance with the provisions of Rule 144 promulgated by the Securities and Exchange Commission, or any successor to such rule, or (y) otherwise constituting a public offering), shall have the right (hereinafter referred to as the "Sale Option") to require the inclusion in the Sale covered by such Sale Notice, on terms and conditions no less favorable than those afforded to the Stockholder or Stockholders delivering the Sale Notice:

          (i) in the event the Sale Notice shall pertain to a controlling interest in the Corporation (which shall be defined as an interest that entails, directly or indirectly, the power to direct or cause the direction of the management and policies of the Corporation), all or any part of the shares of Common stock owned by the Purchaser and/or any Eligible Transferee or issuable upon conversion of the Note or exercise of the Warrants: or

         (ii) in the event the Sale Notice shall not pertain to a controlling interest in the Corporation as aforesaid, all or any part of such number of shares of Common Stock owned by the Purchaser and/or any Eligible Transferee or issuable upon conversion of the Note or exercise of the Warrants equal to the product obtained by multiplying: (x) the aggregate number of shares covered by the Sale Notice by (y) a fraction, the numerator of which shall be the number of shares of Common Stock owned by the Purchaser and/or any Eligible Transferee participating in such Sale Note or issuable upon conversion of the Note or exercise of the Warrants (to the extent Issuable to the Purchaser and/or any such Eligible Transferee) and the denominator of which shall be the sum of the numerator and the number of shares of Common Stock then owned by the Stockholder or Stockholders delivering the Sale Notice.

In the event of a proposed Sale pursuant to this Paragraph E, the parties shall use their best efforts and shall cooperate with one another to facilitate the Sale and to maximize the price to be obtained upon the Sale, including the execution and delivery of all required documents and instruments. Without limiting the generality of the foregoing, and in view of their obligations under Prior Stockholders Agreements, and each of them, the Stockholders, and each of them, shall ensure that any Sale or proposed Sale (including, without limitation, any Sale or proposed Sale under Sections 3, 4 or 5 of the Citicorp Stockholder Agreement [as hereinafter defined] in all respects is in accordance with the terms and provisions of this Agreement and the Prior Stockholders Agreements, and each of them, and is effective to discharge the obligations of the Stockholders, and each of them, hereunder and under the Prior Stockholders Agreements, and each of them.

     F. Alternatively, upon receipt of a Sale Notice, the Purchaser shall have the right (hereinafter referred to as the "Purchase Option"), but subject to any rights and options granted under the Citicorp Stockholder Agreement to Eligible Stockholders (as defined thereunder), to purchase all, but not less than all, shares of Common Stock specified in the Sale Notice at the price per share equal to the dollar value of the consideration per share set forth in the Sale Notice. In the event that such consideration consists, in whole or in part, of securities or other property, the dollar value thereof shall be the fair market value thereof on the date of the applicable Sale Notice, as the Stockholder or Stockholders delivering such Sale Notice and the Purchaser shall mutually agree, or, if such parties shall not forthwith agree thereon, pursuant to procedures substantially similar to those set forth under Paragraph (b) of Section 7.2 of the Purchase Agreement.

     G. Each Sale Option may be exercised by the Purchaser (or any Eligible Transferee, as the case may be) by giving written notice of exercise to the Stockholder or Stockholders delivering the Sale Notice within 30 days after the later of receipt of the Sale Notice or completion of the determination contemplated by the final sentence of Paragraph F immediately preceding; and each

Purchase Option may be exercised by the Purchaser by giving written notice of exercise to the Stockholder or Stockholders delivering the Sale Notice within 30 days of the latest of receipt of the Sale Notice or completion of the determination contemplated by the final sentence of Paragraph F immediately preceding or the expiration of the aforesaid rights of the Eligible Stockholders. Upon receipt of such notice of exercise of the Purchase Option, the Stockholder or Stockholders delivering the Sale Notice shall forthwith, and in any event within 30 days, deliver to the Purchaser the certificates representing the shares to be purchased by the Purchaser and thereupon the Purchaser shall pay such Stockholder or Stockholders cash in the amount of the purchase price therefor. If the Purchaser shall not have exercised either such right and option within the time provided therefor, the Stockholder or Stockholders delivering the Sale Notice shall thereafter be free to effect the Sale specified in the Sale Notice, but only to the person or persons specified in the Sale Notice and in the manner and at the time specified in the Sale Notice and at the offer price or for the consideration and on the terms specified in the Sale Notice. If the Sale with respect to which the Sale Notice is given does not occur within the period specified therein (but no later than 120 days after the date of the Sale Notice), the shares of Common Stock proposed to be sold will again be subject to the notice and other provisions of this Article II.

     H. Without limiting any other provision herein, all the provisions of this Agreement shall apply to all shares of Common Stock now owned by the Stockholders, or each of them, or which may be issued hereafter to the Stockholders, or each of them, whether as a result of any purchase, exchange or reclassification of such stock, corporate reorganization or any other form of recapitalization, consolidation, merger, stock split or stock dividend, or which are acquired by the Stockholders, or each of them, in any other manner.

     I. Each stock certificate representing shares of the Stockholders, or either of them, subject hereto shall contain upon its face or upon the reverse side thereof a legend to the following effect:

"This stock certificate represents shares which are subject to the terms and conditions of a Stockholders Agreement dated as of October 8, 1992 (a copy of which is on file at the principal office of the Corporation), and no sale, assignment, transfer, pledge, hypothecation or other disposition of such shares or any interest therein shall be made except in compliance with the terms and conditions of said Agreement."

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE STOCKHOLDERS
- ------------------------------

     Each Stockholder hereby represents, warrants and covenants, severally but not jointly, that:

     A. When executed and delivered by such Stockholder, this Agreement shall constitute the valid legally binding obligations of such Stockholder enforceable against such Stockholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally and by equitable principles of general applicability.

     B. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate any law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any court, government, or governmental agency or instrumentality, domestic or foreign, binding upon such Stockholder, or conflict with or result in any breach of or event of termination under any of the terms of, or the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature pursuant to, the terms of any contract or agreement to which such Stockholder is a party or by which such Stockholder or any of his properties or assets is bound.

     C. Such Stockholder owns the number of shares of Common Stock set forth on Schedule II-3 to the Purchase Agreement free and clear of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature, except for: (i) the Shareholders Agreement dated as of October 6, 1986 among the Corporation and each of the Stockholders; (ii) the Stockholders' Agreement dated as of April 7, 1988 (herein referred to as the "Citicorp Stockholders Agreement") among the Corporation, the Stockholders parties thereto and Citicorp Ventures Capital Ltd.; and (iii) the Co-Sale Agreement dated June 28, 1991 among the Corporation, each of the Stockholders and Compagnie Generale Calberson (the agreements under clauses (i),
(ii) and (iii) immediately preceding herein referred to, collectively, as the "Prior Stockholders Agreements"). Such Stockholder shall not create any further charge or encumbrance of any nature on any shares subject to sale to the Purchaser hereunder that shall not expire upon such sale.

ARTICLE IV

MISCELLANEOUS
- -------------

     A. All notices, requests or instructions hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by telecopy (or like transmission), as follows:

          (1)  if to the Corporation or either Stockholder:

               888 Seventh Avenue
               New York, New York 10106

               Telecopy Number: (212) 315-5281

               with a copy to:

               Arnold S. Jacobs, Esq.
               Shea & Gould
               1251 Avenue of the Americas
               New York, New York 10020-1193

               Telecopy Number: (212) 840-6702


          (2)  if to the Purchaser:

               375 Park Avenue
               New York, New York 10152

               Telecopy Number: (212) 223-2425

               with a copy to:

               Howard Kailes, Esq.
               Krugman, Chapnick & Grimshaw
               Park 80 West - Plaza Two
               Saddle Brook, New Jersey 07662

               Telecopy Number: (201) 845-9627

Any notice so addressed and mailed shall be deemed to be given when so mailed. Any notice so addressed and otherwise delivered shall be deemed to be given when actually received by the addressee. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. The Stockholders, and each of them, hereby agree that copies of each and every notice, request or instruction delivered to them, or either of them, under the Prior Stockholders Agreements, or any of them, shall promptly be delivered to the Purchaser.

     B. This Agreement and the documents referred to herein contain the entire agreement between the parties hereto with respect to the transactions contemplated hereby, and supersede all prior understandings, arrangements and agreements with respect to the subject matter hereof. No modification hereof shall be effective unless in writing and signed by the party against which it is sought to be enforced.

     C. Each of the parties hereto shall use such party's best efforts to take such actions as may be necessary or reasonably requested by the other parties hereto to carry out and consummate the transactions contemplated by this Agreement.

     D. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     E. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable in the case of agreements made and to be performed entirely within such State.

     F. The captions appearing herein are for the convenience of the parties only and shall not be construed to affect the meaning of the provisions of this Agreement.

     G. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

ATTEST:                            CELADON GROUP, INC.


/s/ Richard Goldenberg                  By: /s/ Stephen Russell
- ----------------------------                ---------------
Secretary                                   Chairman


ATTEST:                            HANSEATIC CORPORATION


/s/ Elizabeth M. Parello           By:  /s/ Paul A. Biddelman
- ----------------------------            -----------------
Secretary                               Treasurer

WITNESS:

/s/ Richard Goldenberg             /s/ Stephen Russell
- ----------------------------       ----------------------
                                   Stephen Russell


WITNESS:

/s/ Richard Goldenberg             /s/ Leonard R. Bennett
- ----------------------------       ----------------------
                                   Leonard R. Bennett

Exhibit 3





STOCK PURCHASE AGREEMENT


STOCK PURCHASE AGREEMENT dated as of July 3, 1996 (this "Agreement"), by and among Leonard R. Bennett and Peter Bennett (individually, a "Seller" and collectively, the "Sellers"), on the one hand, and Stephen Russell ("Russell"), and Hanseatic Corporation, a New York corporation ("Hanseatic"), on the other hand. Russell and Hanseatic are sometimes referred to herein individually as a "Purchaser" and collectively as the "Purchasers."

W I T N E S S E T H:

WHEREAS, each Seller is the beneficial owner of the number of shares of common stock, par value $0.033 per share (the "Common
Stock"), of Celadon Group, Inc., a Delaware corporation
("Celadon"), set forth opposite his name on Schedule A attached hereto (collectively, the "Shares"); and

WHEREAS, Sellers wish to sell to Purchasers and Purchasers, in their individual capacity and as agent, wish to purchase from Sellers, the Shares for the Purchase Price (as hereinafter defined), upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:


ARTICLE I

PURCHASE AND SALE OF THE SHARES
SECTION 1.1. Purchase and Sale of the Shares. On the terms and subject to the conditions contained herein, each Seller herewith sells, assigns, conveys, transfers and delivers to each Purchaser and each Purchaser, in its individual capacity and as agent, herewith purchases, acquires and accepts from each Seller, the number of Shares set forth opposite the name of such Purchaser on Schedule B attached hereto for the consideration set forth in
Section 1.2 hereof.

SECTION 1.2. Purchase Price. As consideration for the sale, assignment, conveyance, transfer and delivery of the Shares, each Purchaser herewith delivers, or shall herewith cause to be delivered, to Sellers, in the manner hereinafter set forth, the amount in cash set forth opposite the name of such Purchaser on Schedule B attached hereto (in the aggregate, the "Purchase Price").

ARTICLE II

ACKNOWLEDGEMENTS AND RELEASES

SECTION 2.1. Acknowledgements and Release by Purchasers. Each Purchaser (a) acknowledges that prior to the date hereof Leonard
R. Bennett has served as a member of the Board of Directors, the President, the Chief Operating Officer and an employee of Celadon and he is currently a principal stockholder of Celadon and as such may be in possession of material, non-public information concerning Celadon and the Common Stock; and (b) unconditionally releases and discharges each Seller and each of his heirs, successors, assigns, administrators, personal and legal representatives and estate from any and all actions, causes of action, suits, debts, sums of money, covenants, controversies, agreements, promises, damages, judgments, executions, claims, demands, obligations, rights, duties and liabilities whatsoever, in law or in equity, which such Purchaser ever had, now has, or hereafter can, shall or may have, whether known or unknown, for, upon or by reason of any matter, cause or thing whatsoever, arising out of, related to or in connection with the transactions contemplated by this Agreement, other than in connection with a breach of the representations and warranties contained in Article V hereof.

SECTION 2.2. Acknowledgements and Release by Sellers. Each Seller (a) acknowledges that Russell is a member of and Chairman of the Board of Directors, the Chief Executive Officer and an employee of Celadon, and that each Purchaser is currently a principal stockholder of Celadon and as such may be in possession of material, non-public information concerning Celadon and the Common Stock; and (b) unconditionally releases and discharges each Purchaser and his or its heirs, successors, assigns, administrators, personal and legal representatives and estate from any and all actions, causes of action, suits, debts, sums of money, covenants, controversies, agreements, promises, damages, judgments, executions, claims, demands, obligations, rights, duties and liabilities whatsoever, in law or in equity, which such Seller ever had, now has or hereafter can, shall, or may have, whether known or unknown, for, upon, or by reason of any matter, cause or thing whatsoever, arising out of, related to or in connection with the transactions contemplated by this Agreement, other than in connection with a breach of the representations and warranties contained in Article IV hereof or the obligations in the last sentence of Section 7.9 hereof.

ARTICLE III

THE CLOSING

SECTION 3.1. The Closing. (a) The sale, assignment, conveyance, transfer and delivery of the Shares in exchange for the Purchase Price shall take place concurrently with the execution and delivery of this Agreement by the parties hereto, at the offices of Krugman, Chapnick & Grimshaw, Park 80 West - Plaza Two, Saddle Brook, New Jersey 07663-5835 (the "Closing"). The date and time of the Closing is referred to herein as the "Closing Date." On the Closing Date the Purchasers are herewith delivering the Purchase Price to Sellers by wire transfer of immediately available funds to a bank account designated by Sellers prior to the Closing Date.

(b) As soon as practicable but no later than two weeks after the Closing Date, each Seller shall deliver to each Purchaser at the offices of Krugman, Chapnick & Grimshaw, Park 80 West - Plaza Two, Saddle Brook, New Jersey 07663-5835, a stock certificate or stock certificates representing the aggregate number of Shares purchased by such Purchaser pursuant to this Agreement, accompanied by a stock power or stock powers executed in blank and any other documents that are necessary to transfer title to the Shares purchased pursuant hereto.


ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASERS

SECTION 4.1. Each Purchaser hereby severally, but not jointly, represents and warrants to each Seller as follows:

(a) The execution, delivery and performance by such Purchaser of this Agreement, the consummation of the transactions contemplated hereby and compliance by such Purchaser with any of the provisions hereof will not conflict with, constitute a default under, violate or otherwise constitute a breach (with or without the giving of notice or the lapse of time or both) of (i) any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority binding on such Purchaser of which such Purchaser is aware, or (ii) any contract to which such Purchaser is a party;

(b) This Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable against him or it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); and

(c) At the date of execution of this Agreement, there is no pending action or proceeding to which such Purchaser is a party, or, to the knowledge of such Purchaser, any other pending or threatened action or proceeding, before any court, governmental agency or arbitrator, which seeks to enjoin the transactions contemplated by this Agreement;

(d) Such Purchaser understands and agrees that the Shares he or it is acquiring pursuant to the terms hereof have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that accordingly such Shares will not be fully transferable except as permitted under various exemptions contained in the Securities Act, or upon satisfaction of the registration and prospectus delivery requirements of the Securities Act;

(e) Such Purchaser is either (i) an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, or (ii) has such knowledge and experience in financial and business matters that he or it is capable of evaluating and has evaluated the merits and the economic and other risks involved in an investment in the Shares, and he or it is solely responsible for making his or its own independent decision with respect to such investment; and

(f) Such Purchaser is acquiring the Shares solely (i) for his or its own account, for investment purposes only and not with a view towards distributing or reselling such Shares or any part thereof, or interest therein, in any transaction that would be in violation of the securities laws of the United States of America or any State thereof, or (ii) as agent directly or indirectly for other persons or entities and in connection therewith such Purchaser hereby represents and warrants to each Seller with respect to the matters set forth in Sections 4.1(d), (e) and (f) hereof with respect to each such other person or entity.


ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF SELLERS

SECTION 5.1. Each Seller hereby severally, but not jointly, represents and warrants to each Purchaser as follows:

(a) Subject to the receipt of the waivers, consents and other documents set forth on Schedule C hereto, the execution, delivery and performance by such Seller of this Agreement, the consummation of the transactions contemplated hereby and compliance by such Seller with any of the provisions hereof will not conflict with, constitute a default under, violate or otherwise constitute a breach (with or without the giving of notice or the lapse of time or both) of (i) any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority binding on such Seller of which such Seller is aware, or (ii) any contract to which such Seller is a party;

(b) This Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against him in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity);

(c) The shares of Common Stock set forth opposite the name of such Seller on Schedule A attached hereto are owned of record and are beneficially owned by such Seller, and upon delivery of the Shares pursuant to the terms hereof against payment therefor in accordance with the terms hereof and subject to the receipt of the waivers, consents and other documents set forth on Schedule C hereto, such Seller will have transferred to the appropriate Purchaser good and valid title to such shares, free and clear of any and all liens, pledges, charges, limitations on voting rights, options, security interests or other encumbrances or claims of any kind whatsoever;

(d) In reliance upon the representations and warranties of each Purchaser set forth in Section 4.1 hereof, the offer and sale of the shares of Common Stock allocated to such Purchaser pursuant to the terms hereof is exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act; and

(e) At the date of execution of this Agreement, there is no pending action or proceeding to which such Seller is a party, or, to the knowledge of such Seller, any other pending or threatened action or proceeding, before any court, governmental agency or arbitrator, which seeks to enjoin the transactions contemplated by this Agreement.

ARTICLE VI

LEGEND ON SHARES OF COMMON STOCK

SECTION 6.1. Legend on the Shares of Common Stock. Upon the delivery thereof to Purchasers pursuant to the terms hereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, the certificates representing the Shares purchased pursuant to this Agreement (and all securities issued in exchange therefor or in substitution thereof) shall bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR AN APPLICABLE EXEMPTION THEREFROM."


ARTICLE VII

MISCELLANEOUS

SECTION 6.1. Notices. Any notices or other communications required or permitted hereunder, shall be sufficiently given if in writing and personally delivered, sent by registered or certified mail, postage prepaid, return receipt requested or sent by a nationally recognized overnight courier service address as follows:

in the case of Sellers, to:

Mr. Leonard R. Bennett
2526 N.W. 59th Street
Boca Raton, Florida  33496

Mr. Peter Bennett
11636 Bradford Place
Carmel, Indiana 46033

with a copy to:

Akin, Gump, Strauss, Hauer & Feld, L.L.P.
399 Park Avenue
New York, New York  10022
Attention:  Robert G. Koen, Esq.

in the case of each Purchaser, to the address for such Purchaser set forth on Schedule A attached hereto;

or to such other person or address as any party shall specify by notice in writing to the other parties hereto.

SECTION 7.2.  No Waivers; Amendments.

(a) No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided at law.

(b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by all the parties hereto.

SECTION 7.3. Survival of Provisions. The parties hereto hereby acknowledge and agree that the provisions of Article II and the representations, warranties and covenants contained in this Agreement shall survive beyond the date hereof and any investigation at any time made by or on behalf of any of the parties hereto.

SECTION 7.4. Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and his or its successors, assigns, heirs, personal representatives and estate.

SECTION 7.5. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York, without regard to the principles thereof relating to conflict of laws.

SECTION 7.6. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument, and all of which, when taken together, shall constitute the same instrument.

SECTION 7.7. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

SECTION 7.8. Further Assurances. The parties hereto each agree to execute and deliver such other documents, instruments or agreements and to take such other action as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 7.9. Expenses; Transfer Taxes. Whether or not the transactions contemplated hereby are consummated, the parties hereto shall pay their own respective expenses, including, without limitation, all fees and expenses of legal counsel and other advisors of such party, in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby. Any and all sales, transfer, stamp, documentary and other similar taxes arising out of the transfer of the shares of Common Stock allocated to each Purchaser pursuant to the terms hereof shall be borne entirely by such Purchaser and such Purchaser shall indemnify each Seller from and against any liabilities or expenses, including, without limitation, reasonable attorneys' fees and expenses, arising in connection therewith.

IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Agreement as of the date first above written.


/s/ Leonard R. Bennett
Leonard R. Bennett


/s/ Peter Bennett
Peter Bennett


/s/ Stephen Russell
Stephen Russell


HANSEATIC CORPORATION

By: /s/ Paul A. Biddelman
    Paul A. Biddelman
    Treasurer

SCHEDULE A



                                  No. of Shares
Name of Seller               Being Sold by Such Seller

Leonard R. Bennett                   813,314

Peter Bennett                         40,000

SCHEDULE B





                No. of Shares     No. of Shares     Aggregate
Name and        Being Purchased   Being Purchased   Purchase
Address of      from Leonard      from Peter        Price for
Purchaser       Bennett           Bennett           Such Shares

Mr. Stephen     75,000            ---               $ 675,000.00
Russell
21 Cherry Valley Road
Greenwich, Connecticut
08631

Hanseatic       738,314            40,000           $7,004,826.00
Corporation
450 Park Avenue
New York, New York
10022
Attention: Paul A.                                 ______________
Biddelman                                          $7,679,826.00

SCHEDULE C



WAIVERS, CONSENTS AND DOCUMENTS

1. Amendment to Stockholder's Agreement, of even date herewith among Celadon, Russell, Leonard R. Bennett and Hanseatic.

2. Termination of Agreements, of even date herewith among Celadon, Russell and Leonard R. Bennett.

Exhibit 4



AMENDMENT

TO

STOCKHOLDERS AGREEMENT


This Amendment to Stockholders Agreement (this "Amendment"), is entered into as of this 3rd day of July, 1996, by and among Celadon Group, Inc., a Delaware corporation ("Company"), Leonard
R. Bennett ("Bennett"), Stephen Russell ("Russell"), and Hanseatic Corporation, a New York corporation ("Hanseatic").

W I T N E S S E T H:

WHEREAS, the Company, Bennett, Russell and Hanseatic are parties to that certain Stockholders Agreement, dated as of October 8, 1992 (the "Stockholders Agreement");

WHEREAS, Bennett is entering into a Stock Purchase Agreement, dated of even date herewith (the "Stock Purchase Agreement"), with Peter Bennett, Russell, individually and as agent, and Hanseatic, individually and as agent; and

WHEREAS, it is a condition to the consummation of the transactions contemplated by the Stock Purchase Agreement that Bennett, the Company, Russell and Hanseatic enter into this Amendment, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in furtherance of the Stock Purchase Agreement and the consummation of the transactions contemplated thereby and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Capitalized terms used in this Amendment which are not otherwise defined herein shall have the meanings given to such terms in the Stockholders Agreement.

SECTION 2. The Stockholders Agreement shall be terminated with respect to Bennett and the terms and provisions thereof relating to Bennett shall be null and void and of no further effect effective as of the date hereof. Effective as of the date hereof, Bennett shall no longer be a party to the Stockholders Agreement and all references to "Bennett" shall be deleted and Bennett shall no longer be a Stockholder (as each term is defined in the Stockholders Agreement) under the Stockholders Agreement.

SECTION 3.  References.  All references in the Stockholders
Agreement to "this Agreement" shall mean the Stockholders
Agreement as amended by this Amendment.

SECTION 4.  Amendments.

(a) From and after the date hereof, each and every reference in the Stockholders Agreement to the "the Purchaser" shall be deemed to be a reference to "Hanseatic".

(b) Article I of the Stockholders Agreement shall be amended in its entirety to read as follows:

ARTICLE I

BOARD OF DIRECTORS

The Corporation shall use its best efforts to take all such action as may be necessary so that its Board of Directors shall, from and after the date hereof and until the Expiration Date (as hereinafter defined), at all times include one member who shall be selected by Russell and one member who shall be selected by Hanseatic, each reasonably satisfactory to the Corporation (and any successor or successors to each such member who shall be reasonably satisfactory to the Corporation), including, without limitation, the nomination and recommendation for election and re-election, as the case may be, of such designees (and any such successor or successors); and each of Russell and Hanseatic agrees that he or it will vote all shares of Common Stock beneficially owned by him or it in favor of a Board of Directors that shall include such designees (and any such successor or successors), and take all such other action as may be necessary so that the Board of Directors of the Corporation shall be constituted as aforesaid; provided, however, that in the event of the death of Russell, the foregoing commitment contained in this sentence shall extend to such person (reasonably satisfactory to the Corporation) as shall be selected by the holder or holders of a majority of the shares of Common Stock held by Russell on the date hereof (reasonably satisfactory to the Corporation), unless Hanseatic shall be reasonably uncertain as to the identity of such holder or holders. For purposes hereof, the "Expiration Date" shall mean the date on which either Russell or Hanseatic, and their respective heirs, successors, personal or legal representatives, and assigns, shall beneficially own less than five per cent of the outstanding shares of Common Stock.

SECTION 5. Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of New York, without regard to the principles thereof relating to conflict of laws.

SECTION 6. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

SECTION 7. No Other Amendments. Except as expressly amended hereby, the terms and conditions of the Stockholders Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.



CELADON GROUP, INC.

By: /s/ Stephen Russell
Name:  Stephen Russell
Title: Chairman


HANSEATIC CORPORATION

By: /s/ Paul A. Biddelman
Name:
Title:


/s/ Leonard Bennett
Leonard Bennett


/s/ Stephen Russell
Stephen Russell

Exhibit 5


TERMINATION

OF

AGREEMENTS




Reference is hereby made to that certain Voting Agreement, dated as of October 8, 1992 among Celadon Group, Inc., a Delaware corporation ("Company"), Leonard R. Bennett ("Bennett"), and Stephen Russell ("Russell"), and the Agreement, dated as of October 6, 1986 among the Company, Bennett and Russell (collectively, the Agreements).

Celadon, Bennett and Russell hereby agree that the each of the Agreements shall be terminated and shall be null and void and of no further effect effective as of the date hereof.

IN WITNESS WHEREOF, the parties have duly executed and delivered this termination as of this 3rd day of July, 1996.



CELADON GROUP, INC.


By: /s/ Stephen Russell
Name:  Stephen Russell
Title: Chairman


/s/ Leonard Bennett
Leonard Bennett


/s/ Stephen Russell
Stephen Russell